VIA SEDAR

September 9, 2016

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 8, 2016 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Allan Yap	13,650,873	93.38	967,473	6.62	1,753,190
Rosanna Chau	13,958,583	95.49	659,763	4.51	1,753,190
David Lorne John Tyrrell	14,010,258	95.84	608,088	4.16	1,753,190
Alan Chan	13,684,073	93.61	934,273	6.39	1,753,190
Matthew Hall	13,892,750	95.04	725,596	4.96	1,753,190
J. Douglas Gilpin	13,976,883	95.61	641,463	4.39	1,753,190
Peter H. Kappel	14,364,138	98.26	254,208	1.74	1,753,190

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
15,678,233	95.77	693,303	4.23	0

BURCON NUTRASCIENCE
CORPORATION

By:	“Dorothy K.T. Law”
Name: Dorothy K.T. Law
Title: Senior Vice President, Legal and
Corporate Secretary